Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2008	2007	2006	2005	2004

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(2,531)	$356	$164	$(892)	$(821)

Add: Total fixed charges (per below)	1,458	1,668	1,705	1,566	1,479

Less: Interest capitalized	33	20	29	64	77
Total earnings (loss)	$(1,106)	$2,004	$1,840	$610	$581

Fixed charges:
Interest	$625	$793	$842	$724	$652

Portion of rental expense representative of the interest factor	815	862	848	831	815

Amortization of debt expense	18	13	15	11	12
Total fixed charges	$1,458	$1,668	$1,705	$1,566	$1,479

Ratio of earnings to fixed charges		1.20	1.08	-	-

Coverage deficiency	$2,564	-	-	$956	$898

Note:  As of December 31, 2008, American has guaranteed approximately $745 million of unsecured debt and approximately $305 million of secured debt.  The impact of these unconditional guarantees is not included in the above computation.